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Exhibit (d)(xii)

FORM OF STOCK REPURCHASE AGREEMENT

STOCK REPURCHASE AGREEMENT

        STOCK REPURCHASE AGREEMENT, dated as of                , 2003 (the "Agreement"), by and between EXCO Holdings Inc., a Delaware corporation (the "Company"), and the person listed on the signature pages hereto under the heading "Purchaser" (such person being referred to as the "Purchaser").

        WHEREAS, the Company and the Purchaser are parties to the Management Stock Purchase Agreement, dated as of the date hereof (the "Management Purchase Agreement"), whereby the Purchaser is acquiring the number of shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock") of the Company, and the number of shares of the Class B Common Stock, par value $.001 per share (the "Class B Common Stock") of the Company (the Class A Common Stock and the Class B Common Stock, together, the "Common Stock"), as is set forth opposite the Purchaser's name on Schedule A attached hereto; and

        WHEREAS, in connection with such purchase, the Company and the Purchaser wish to set forth their understanding with respect to certain of the rights of the Company to repurchase the Common Stock acquired pursuant to the Management Purchase Agreement.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.     General. Each share of Common Stock acquired by the Purchaser and subject to this Agreement at any time may not be sold, disposed of or otherwise transferred except to the Company or the Investor Holders (as defined in the Stockholders' Agreement, dated                , 2003 by and among the Company and the investors and other stockholders set forth on the schedules thereto (the "Stockholders' Agreement") in accordance with this Agreement. Each certificate representing shares of Common Stock acquired by the Purchaser shall bear a legend to such effect. Any transfer by the Purchaser to a person other than the Company or the Investor Holders shall be in accordance with the Stockholder Agreement. In the event that the Purchaser (unless such Purchaser is a Designated Executive (as defined in the Stockholders' Agreement)), transfers all or any shares of Common Stock to a person other than the Company or the Investor Holders, such transferee shall be obligated to comply with the provisions of this Agreement.

        2.     Repurchase by the Company or the Investor Holders. At any time within 90 days following the Purchaser's (i) death, (ii) divorce in which beneficial ownership of the Purchaser's Common Stock is acquired by such Purchaser's spouse, (iii) termination of employment from the Company or any of its Affiliates (as defined in the Stockholders' Agreement) as a result of a determination by the Company in accordance with applicable law that, as a result of a physical or mental illness, the Purchaser is unable to perform the essential functions of his or her job, with or without reasonable accommodation ("Disability"), (iv) resignation of employment with the Company (regardless of the reason therefor), (v) termination of employment by the Company for Cause (as defined in the Company's/Addison Energy Inc.'s Employee Bonus Retention Plan), (vi) termination of employment by the Company without Cause or (vii) ceasing to remain in the employ of the Company for any other reason not included in (i), (ii), (iii), (iv), (v) or (vi) above, the Company shall have the right, but not the obligation, to purchase from the Purchaser and the Purchaser agrees to sell to the Company, any or all of the Common Stock for an amount equal to:

        (a)   in the case of Series A Common Stock, Class A Fair Market Value (as determined in accordance with Annex A), such amount to be paid (x) in a lump sum upon the closing of the repurchase, in the case of a repurchase arising out of (i), (ii) or (iii) above, (y) in equal quarterly installments over 3 years beginning on the first day of the first calendar quarter that begins after the closing of the repurchase and on the first day of each quarter thereafter, in the case of (iv), (vi) and

(vii) above and (z) in equal annual installments over 5 years beginning on the date of the closing of the repurchase and on each anniversary of such date thereafter, in the case of (v) above, and

        (b)   in the case of Class B Common Stock, (x) Class B Fair Market Value (as determined in accordance with Annex A), such amount to be paid in a lump sum upon the closing of the repurchase, in the case of a repurchase arising out of (i), (iii), or (vi) above (but only under (vi) above if the Company consummates (A) a disposition of more than 50% of the Company's consolidated assets reflected on the Company's balance sheet as of the date of the then most recent quarterly period or (B) a disposition of all or substantially all of the assets of Addison Energy Inc. (either of such dispositions, a "Major Asset Sale") and, as a direct result of the Major Asset Sale the Purchaser's employment is terminated or the Purchaser is no longer employed by the Company or any of its subsidiaries after giving effect to the Major Asset Sale or (y) $.001 per share in the case of (ii), (iv), (v), (vi) (unless under (vi) above the Company has consummated a Major Asset Sale and the Purchaser's employment has been terminated as described in (x) above) or (vii) above.

        Notwithstanding the foregoing, (i) the rights pursuant to this Section 2 to repurchase shares of Class B Common Stock shall not be effective if the right to repurchase the applicable shares of Class B Common Stock shall have otherwise arisen as a result of Purchaser's death or Disability or termination of employment by the Company without Cause and, at the time of such termination of employment due to death or Disability or termination of employment by the Company without Cause a definitive agreement for the acquisition of all of the capital stock of the Company or substantially all of its assets has been executed but not consummated by the Company and the transaction contemplated by such definitive agreement is consummated within 90 days of such termination by reason of death, Disability or termination by the Company without Cause and (ii) in the event the Purchaser is terminated by the Company without Cause and the Purchaser has repaid to the Company all amounts under that certain Promissory Note dated as of the date hereof executed by the Purchaser and payable to the Company (the "Note"), the Purchaser shall have the right to decline the Company's (or the Investor Holders', as provided below) purchase of the Class A Common Stock pursuant to the first paragraph of this Section 2, provided that if the Purchaser shall so decline, the Purchaser shall contribute such shares of Class A Common Stock to EXCO Investors, LLC in exchange for membership interests therein which represent a portion of EXCO Investors, LLC equal to a fraction, the numerator of which equals the number of shares of the Class A Common Stock of the Company contributed by such Purchaser and the denominator of which equals the total number of shares of Class A Common Stock of the Company held by EXCO Investors, LLC after giving effect to such contribution. The Purchaser shall not have the right to decline the Company's (or the Investor Holders', as provided below) purchase of the Class B Common Stock pursuant to the first paragraph of this Section 2.

        Upon the occurrence of an event that entitles the Company to purchase the Common Stock pursuant to this Section 2, the Company shall, by written notice to the Purchaser within the applicable 90 day period after such event, notify the Purchaser of such number of shares, if any, of Common Stock to be purchased by the Company (the "Purchase Notice"). The Company and the Purchaser shall consummate such purchase on a date to be agreed upon (not later than 10 calendar days after the delivery of the Purchase Notice) by delivery by the Purchaser of certificates representing the Common Stock to be repurchased and by delivery of the purchase price therefor by the Company by check or wire transfer.

        If such purchase of Common Stock by the Company is prohibited pursuant to the terms of any agreement to which the Company is a party, the period during which the Company may make such purchase shall be extended for a period of 90 days from the expiration of the initial 90 day period. If the Company does not exercise its right to repurchase all shares of Common Stock eligible to be repurchased pursuant to this Section 2, the Investor Holders shall have the right, for 30 calendar days after the expiration of the applicable period during which the Company may purchase, to repurchase any such shares in lieu of the Company on the same terms and conditions as contained in this

Agreement by delivering a notice to the Purchaser specifying such number of shares to be purchased. If neither the Company nor the Investor Holders exercise its rights to repurchase, then the Purchaser shall contribute all shares of Class A Common Stock to EXCO Investors, LLC in exchange for membership interests therein which represent a portion of EXCO Investors, LLC equal to a fraction, the numerator of which equals the number of shares of the Class A Common Stock of the Company contributed by such Purchaser and the denominator of which equals the total number of shares of Class A Common Stock of the Company held by EXCO Investors, LLC after giving effect to such contribution.

        Notwithstanding the foregoing, upon a Change of Control, the rights of the Company and the Investor Holders pursuant to this Section 2 to repurchase shares of Common Stock held by the Purchaser shall completely lapse; provided that, to the extent a right to repurchase arose prior to the occurrence of such Change of Control, such right to repurchase shall survive the occurrence of such Change of Control. Each of the following events (other than the transactions contemplated by the Merger Agreement dated March 11, 2003, by and between EXCO Resources, Inc., the Company and ER Acquisition, Inc. or the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated March 11, 2003, by and among the Company and Cerberus Capital Management, L.P. and Douglas H. Miller and T. W. Eubank) shall constitute a "Change of Control":

        (i)    the consolidation, merger or other business combination (including, without limitation, a reorganization or recapitalization) of the Company with or into another entity in which the holders of the Company's voting power immediately prior to the transaction cease after the transaction to hold, directly or indirectly, a majority of the voting power of the surviving entity or entities or the voting power necessary to elect a majority of members of the board of directors (or their equivalent if other than a corporation) of such entity or entities;

        (ii)   the sale or transfer of all or substantially all of the Company's assets;

        (iii)  a purchase, tender or exchange offer made to and accepted by the holders of more than 50% (or, to the extent that at such time the Purchasers (as defined in the Stock Purchase Agreement) own less than 60% of the outstanding shares of common stock, 40%) of the outstanding shares of Common Stock that results in more than 50% (or, to the extent that at such time the Purchasers (as defined in the Stock Purchase Agreement) own less than 60% of the outstanding shares of common stock, 40%) of the outstanding shares of Common Stock being held by a single stockholder or a group (as defined under the Securities Exchange Act of 1934, as amended); or

        (iv)  the first public offering after the date hereof any class of equity securities of the Company pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission, provided that such offering resulted in minimum net proceeds to the Company of at least $30,000,000.

        3.     Further Action. Each party hereto agrees to execute and deliver any instrument and take any action that may reasonably be requested by any other party for the purpose of effectuating the provisions of this Agreement.

        4.     Miscellaneous Provisions.

          (a)   Assignability; Binding Effect. Except as otherwise provided in this Section, no right under this Agreement shall be assignable and any attempted assignment in violation of this provision shall be void. The Company shall have the right to assign its rights and obligations hereunder to any successor entity (including any entity acquiring substantially all of the assets of the Company), whereupon references herein to the Company shall be deemed to be to such successor. This Agreement, and the rights and obligations of the parties hereunder, shall be binding upon and inure to the benefit of any and all successors, permitted assigns, personal representatives and all other legal representatives, in whatsoever capacity, by operation of law or otherwise, of the parties hereto, in each case with the same force and effect as if the foregoing persons were named herein as parties hereto.

          (b)   Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

    if to the Company, to the address set forth below:

    EXCO Holdings Inc.
    6500 Greenville Ave., Suite 600, LB17
    Dallas, Texas 75206
    Attention: Chief Executive Officer
    Fax Number: (214) 378-5442

    with copies to:

    Sayles, Lidji & Werbner
    1201 Elm St., 44th Fl.
    Dallas, Texas 75270
    Attention: Brian Lidji
    Fax Number: (214) 939-8787

    If to the Investor Holders, to the address set forth below:

    Cerberus Capital Management, L.P.
    450 Park Avenue
    New York, New York 10022
    Attention: Lenard Tessler
    Fax Number: (212) 891-1514

    with copies to:

    Schulte Roth & Zabel LLP
    919 Third Avenue
    New York, NY 10022
    Attention: Stuart D. Freedman, Esq.
    Fax Number: (212) 593-5955

    If to the Purchaser, to his address listed on the signature page hereof.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by confirmed telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

          (c)   Applicable Law; Consent to Jurisdiction. (i) This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

            (ii)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (iii)  Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 4(b) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

          (d)   Entire Agreement; Amendments and Waivers. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. The failure of any party to seek redress for the violation of or to insist upon the strict performance of any term of this Agreement shall not constitute a waiver of such term and such party shall be entitled to enforce such term without regard to such forbearance. This Agreement may be amended only by the written consent of each party hereto, and each party hereto may take any action herein prohibited or omit to take action herein required to be performed by it, and any breach of or compliance with any covenant, agreement, warranty or representation may be waived only by the written waiver of the party against whom such action or inaction may negatively affect, but, in any case, such consent or waiver shall only be effective in the specific instance and for the specific purpose for which given.

          (e)   Set-Off. The Company shall be entitled to set off against the amounts payable to the Purchaser for the purchase of Common Stock by the Company under this Agreement any amounts owed to the Company by the Purchaser, including, without limitation, all amounts owed to the Company by the Purchaser under the terms of the Note, and the resulting balance of the amounts payable to the Purchaser by the Company, if any, following any such set off shall be paid to the Purchaser by the Company pursuant to the terms of this Agreement.

          (f)    Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretations of the Agreement.

          (g)   Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (h)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

          (i)    Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto shall and do hereby waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any action instituted in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, or, in the event such courts shall not have jurisdiction of such action, in any court of the United States or any state thereof having subject matter jurisdiction of such action.

          (j)    Restriction on Reissuance. The Company hereby agrees that any shares of Class B Common Stock repurchased pursuant to this Agreement will not be reissued and/or resold except to an employee of the Company who constitutes a member of the senior management of the Company (as determined by a majority of the members of the Board of Directors of the Company who have no economic interest in the proposed transaction in their reasonable discretion).

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

EXCO HOLDINGS INC
By:	Name: Title:
PURCHASER:
Name:
Address:

SCHEDULE A

Purchaser	Number of Shares
	Series A Common Stock	Series B Common Stock

Annex A

Each of the Class A Fair Market Value and Class B Fair Market Value (together, the "Common Stock Fair Market Values") shall be calculated for each calendar year during the first 105 days of such calendar year and such calculations shall be applicable for the entire calendar year. Such calculations shall be performed by the Company's independent accountants or such other independent party as shall be selected by the Board of Directors of the Company.

In the event the Company shall have the right to repurchase Class A Common Stock or Class B Common Stock as a result of Purchaser's (i) death or termination following disability or (ii) divorce in which beneficial ownership of the Purchaser's Common Stock is acquired by such Purchaser's spouse, the applicable Common Stock Fair Market Value payable for such repurchase pursuant to Section 2 shall be the applicable Common Stock Fair Market Value in effect at the time the right to repurchase arose.

In the event the Company shall have the right to repurchase Class A Common Stock as a result of Purchaser's termination for Cause or resignation from employment by the Company (other than as a result of disability), the Class A Fair Market Value payable for such repurchase pursuant to Section 2 shall, at the option of the Company as selected at the time of such termination or resignation, be the Class A Fair Market Value as is in effect at the time the right to repurchase arose or as recalculated for the period beginning on the following January 1. In the event that the Company shall have the right to repurchase Class A Common Stock or Class B Common Stock as a result of Company's termination of the Purchaser's employment without Cause, the applicable Common Stock Fair Market Value payable for such repurchase pursuant to Section 2 shall be, at the option of the Purchaser as selected at the time of such termination, the applicable Common Stock Fair Market Value either in effect at the date the right to repurchase arose or as recalculated for the period beginning on the following January 1. To the extent no selection is made pursuant to the preceding two sentences, the applicable Common Stock Fair Market Value payable for such repurchase pursuant to Section 2 shall be the applicable Common Stock Fair Market Values in effect at the time the right to repurchase arose.

Notwithstanding the foregoing or any other provision contained in this Annex A or in this Stock Repurchase Agreement to the contrary, within 30 days after the time the right to repurchase arises, Cerberus Capital Management, L.P. ("Cerberus"), shall have the right by written notice to the Company and the Purchaser in its sole discretion and at its sole expense, to have the Class A Fair Market Value and the Class B Fair Market Value (as applicable) "as in effect at the time the right to repurchase arose" recalculated using the EXCO Asset Value as of the end of the fiscal quarter of the Company that ended immediately preceding the date the right to repurchase arises. In the event Cerberus elects to perform such calculation, such election shall be irrevocable.

"EXCO Fair Market Value" shall mean, as to a given December 31, the arithmetic average of (A) the Blended EBITDA Multiple multiplied by EXCO EBITDA and (B) the Blended Asset Value Multiple multiplied by EXCO Asset Value; provided that to the extent EXCO Fair Market Value is being calculated in order to determine the Class B Fair Market Value in connection with subsection (x) of Section 2(b), EXCO Fair Market Value shall be increased or decreased, as the case may be, by the amount equal to the difference between (I) the after tax net proceeds received from the applicable disposition and (II) the amount equal to the portion of EXCO EBITDA for the preceding fiscal year represented by the assets so disposed, as determined in good faith by the Board of Directors.

"Class A Fair Market Value" shall mean the value per share of the Class A Shares determined as follows:

        (A)  the EXCO Fair Market Value (but not in excess of a maximum value of $175,000,000) divided by the total number of Class A Shares then outstanding on a fully-diluted basis plus

        (B)  the amount, if any, of the EXCO Fair Market Value in excess of $175,000,000 divided by the total number of Class A and Class B Shares then outstanding on a fully-diluted basis.

"Class B Fair Market Value" shall mean the value per share of the Class B Shares determined as follows: the EXCO Fair Market Value, if any, in excess of $175,000,000, divided by the total number of Class A Shares and Class B Shares then outstanding on a fully-diluted basis.

"Blended EBITDA Multiple" means the arithmetic average of the EBITDA Multiple for each of the Public Comparables, as of December 31 of the preceding year. The "EBITDA Multiple" for a Public Comparable as of December 31 shall be determined by dividing the Enterprise Value on that date by the consolidated net income before total interest expense (whether cash or non-cash), provision for taxes based on income, depreciation, depletion and amortization, exploration expense and asset impairment provision, and excluding all other extraordinary gains or losses.

"Blended Asset Value Multiple" shall mean the arithmetic average of the Asset Value Multiple for each of the Public Comparables, as of December 31 of the preceding year. The "Asset Value Multiple" for a Public Comparable as of December 31 is the Enterprise Value on that date divided by that Public Comparable's net assets (the difference between the book value of all assets and liabilities). For purposes of this calculation, net assets shall be determined by replacing the Public Comparable's net proven oil and natural gas properties and goodwill, as reported on its balance sheet, with the Present Value of Estimated Future Net Revenues Discounted at 10% minus total liabilities as reported on the balance sheet. Unproved oil and natural gas properties and all other assets will be equal to the net book value of such properties and other assets as reported on the Public Comparable's balance sheet.

"Cause" shall mean with respect to the Purchaser, (a) the Purchaser's failure to substantially perform his/her duties, provided that the Purchaser shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (b) failure to follow the reasonable directions of the President and Chief Executive Officer of the Company or the Board of the Company, provided that the Purchaser shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (c) willful acts of dishonesty, theft or fraud resulting or intending to result in personal gain or enrichment at the expense of the Company, (d) commission of a felony, (e) the Purchaser engaging in any act that is intended, or may reasonably be expected to materially harm the reputation, business or operations of the Company or any member of its Board or (f) material breach of the Purchaser's employment agreement or terms of employment.

"Enterprise Value" shall mean for the public Comparables, as of December 31 of the preceding year, the sum of (i) Market Capitalization plus (ii) long-term debt, less (iii) any net working capital and plus (iv) any net working capital deficiency. For purposes of this calculation, (x) long-term debt shall include all current and non-current portions of long-term debt, all issues of preferred stock at liquidation value, capitalized leases, and any other type of funded debt as reflected on the balance sheet and (y) net working capital and net working capital deficiency shall be calculated excluding the current portion of long-term debt, preferred stock, capitalized leases and any other type of funded debt.

"EXCO EBITDA" shall mean consolidated net income, as of December 31 of the preceding year, of the Company before total interest expense (whether cash or non-cash), provision for taxes based on income, depreciation, depletion and amortization, exploration expense and asset impairment provision, and excluding all other extraordinary gains or losses.

"EXCO Asset Value" shall mean the Company's consolidated net assets as of December 31 of the preceding year. For purposes of this calculation, the Company's consolidated net assets shall be determined by replacing the Company's net proven oil and natural gas properties and goodwill, as reported on its balance sheet at December 31, with the Present Value of Estimated Future Net

Revenues Discounted at 10% minus total liabilities as reported on the Company's balance sheet. Unproved oil and natural gas properties and all other assets will be equal to the net book value of such properties and other assets as reported on the Company's balance sheet at December 31.

"Market Capitalization" shall mean for the Public Comparables, as of December 31 of the preceding year, the market value of the common stock as determined based upon the closing stock price for such stock on the last trading day of the calendar year multiplied by the total number of basic shares outstanding, net of treasury stock, as of December 31 of the calendar year.

"Present Value of Estimated Future Net Revenues Discounted at 10%" shall mean, for the Public Comparables, as of December 31 of the preceding year, the pre-tax present value of estimated future net revenues discounted at 10% calculated as at such date in accordance with the requirements of the SEC as disclosed in either press releases or in annual reports; and for EXCO shall mean the pre-tax present value of estimated future net revenues discounted at 10% calculated in accordance with the requirements of the SEC (whether or not such requirements are then applicable to the Company).

"Public Comparables" shall mean [            ], [            ], [            ], [            ] and [            ] or such other companies (which shall always number 5 in the aggregate) in substantially the same line of business as the Company as selected by the Board of Directors in good faith (i) on each January 1 after the date of this Agreement or (ii) in the event one of the above listed companies shall become delisted from any national security exchange or cease to be substantially the same line of business as the Company.

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  Exhibit (d)(xii)
FORM OF STOCK REPURCHASE AGREEMENT STOCK REPURCHASE AGREEMENT
SCHEDULE A
Annex A